NO ACT

PE
11-3-15



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





December 4, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-4-15

Benjamin G. Lombard
Reinhart Boerner Van Deuren S.C.
blombard@reinhartlaw.com

Re: The Female Health Company
Incoming letter dated November 3, 2015

Dear Mr. Lombard:

This is in response to your letter dated November 3, 2015 concerning the shareholder proposal submitted to FHC by Avram Fisher. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Long Cast Advisers, LLC
c/o Avram Fisher
668 Vanderbilt Street
Brooklyn, NY 11218

December 4, 2015

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Female Health Company
Incoming letter dated November 3, 2015

The proposal relates to compensation.

There appears to be some basis for your view that FHC may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to FHC's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if FHC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Raymond A. Be
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


Reinhart
Attorneys at Law

Reinhart Boerner Van Deuren s.c.
P.O. Box 2965
Milwaukee, WI 53201-2965

1000 North Water Street
Suite 1700
Milwaukee, WI 53202

Telephone: 414-298-1000
Fax: 414-298-8097
Toll Free: 800-553-6215
reinhartlaw.com

November 3, 2015

Benjamin G. Lombard, Esq.
Direct Dial: 414-298-8225
blombard@reinhartlaw.com

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Female Health Company – Shareholder Proposal of Avram Fisher/Long Cast Advisers, LLC

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter is to inform you that our client, The Female Health Company (File No. 001-13602) ("FHC" or the "Company"), intends to omit from its proxy statement and form of proxy for the 2016 annual meeting of its shareholders (the "2016 Proxy Materials") a proposal and supporting statement (the "Proposal") received from Avram Fisher of Long Cast Advisers, LLC (the "Proponent"). The Proposal requests that "the board terminate the current compensation plan and adopt one based on capital allocation and cash flow." The Proposal is attached to this letter as Exhibit A.

On behalf of FHC, we respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in our opinion that the Proposal may be excluded from the 2016 Proxy Materials. As discussed in more detail below, the Proposal may properly be excluded from the 2016 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f) because the Proponent has failed to provide proof of sufficient ownership to satisfy Rule 14a-8(b).

The Company intends to begin distribution of its definitive 2016 Proxy Materials on or about January 26, 2016 and to hold its 2016 annual meeting of shareholders on March 15, 2016. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission, and concurrently sent to the Proponent, no later than 80 calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission.

Grounds for Exclusion - The Proponent has not Submitted Proof of Eligibility under Rule 14a-8(b)

Background

On September 25, 2015, the Company received the Proposal from the Proponent through a letter dated September 21, 2015 sent by U.S. mail, together with an attachment containing the text of the Proposal (see Exhibit A). The Proponent failed to provide any proof of ownership of the Company's common stock with the submission of the Proposal.

After receipt of the Proposal, the Company confirmed that neither Avram Fisher nor Long Cast Advisers, LLC was a holder of record of any shares of the Company's common stock. On October 8, 2015, which was within 14 days of the date the Company received the Proposal, the Company sent a letter to the Proponent (the "Deficiency Letter") via overnight courier. A copy of the Deficiency Letter is attached as Exhibit B.

The Deficiency Letter stated that:

- The Company had received the Proposal on September 25, 2015.
- The Proponent was not listed as a shareholder of record.
- The Proponent must provide a written statement from the record holder of the Proponent's shares that the Proponent has continuously held the required amount of shares of the Company's common stock for at least one year.
- The Proponent also must include his own statement that he intends to continue to hold the shares through the date of the meeting of shareholders.
- The Proponent's response to the Deficiency Letter, which includes the required proof of ownership, must be postmarked or electronically submitted no later than 14 days from the Proponent's receipt of the Deficiency Letter

The Company confirmed that the Proponent received the Deficiency Letter on October 9, 2015 by tracking the overnight courier package. In response to the Deficiency Letter, the Proponent sent to the Company a letter dated October 21, 2015, and postmarked October 23, 2015, which did not include any proof of ownership of shares of the Company's common stock. A copy of the Proponent's October 21, 2015 letter is attached as Exhibit C. As of the date of this letter, the Proponent has not provided any proof of his stock ownership.

Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not a registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* SLB 14, Section C.1.c. Further, the Staff has clarified that these proof of ownership letters must come from the "record" holder of the proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See* SLB 14F.

The Proponent submitted the Proposal to the Company via U.S. mail that was received by the Company on September 25, 2015. The Proponent did not include with or attach to the Proposal any documentary evidence of his ownership of shares of the Company's common stock. In addition, the Company reviewed its stock records, which did not indicate that either Avram Fisher or Long Cast Advisers, LLC was the record owner of any shares of the Company's common stock.

Rule 14a-8(f) provides that a registrant may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the registrant timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Accordingly, the Company sought verification of share ownership from the Proponent by sending the Deficiency Letter on October 8, 2015, which was within the 14 calendar days of the Company's September 25, 2015 receipt of the Proposal. The Deficiency Letter provided detailed information regarding the proof of share ownership requirements and attached a copy of Rule 14a-8.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Yahoo! Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)"); *Amazon.com, Inc.* (avail. Mar. 29, 2011); *General Motors Corp.* (avail. Feb. 19, 2008); *Medidata Solutions, Inc.* (avail. Dec. 12, 2014); *Genworth Financial, Inc.* (avail. Feb. 13, 2015); *Premiere Global Services, Inc.* (avail. Feb. 19, 2015). Moreover, the Staff has concurred in the exclusion of a shareholder proposal based on a proponent's failure to provide any evidence of eligibility to submit the shareholder proposal. *See, e.g., Amazon.com, Inc.* (avail. Mar. 29, 2011) (concurring with the exclusion of a proposal where the proponent failed to provide any response to a deficiency notice sent by the Company); *General Motors Corp.* (avail. Feb. 19, 2008) (same); *Medidata Solutions, Inc.* (avail. Dec. 12, 2014) (same).

As in *Medidata Solutions*, *Amazon.com* and *General Motors*, the Proponent failed to provide any documentary evidence of ownership of shares of the Company's common stock, either with his original Proposal or in response to the Company's timely Deficiency Letter, and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff agree that it will not recommend enforcement action if the Company omits the Proposal from its 2016 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. One additional copy of this letter is enclosed, and I ask that you acknowledge receipt by stamping that copy and returning it in the enclosed self-addressed stamped envelope. You may direct any communications to the Company by e-mail to Michele Greco, Executive Vice President and Chief Financial Officer of the Company at mgreco@femalehealthcompany.com, with a copy to me at blombard@reinhartlaw.com. A copy of this letter and its attachments is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2016 Proxy Materials. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (414) 298-8225.

Yours very truly,

Benjamin G. Lombard

Encs.

cc Long Cast Advisers, LLC
c/o Avram Fisher
668 Vanderbilt Street
Brooklyn, NY 11218

Michele Greco
Executive Vice President and Chief Financial Officer
The Female Health Company
515 North State Street
Suite 2225
Chicago, IL 60654

32997738

Exhibit A

Attachment 5A

Long Cast Advisers, LLC
C/O Avram Fisher
668 Vanderbilt Street
Brooklyn, NY 11218

Attachment 5A

The Female Health Company
c/o Secretary, William Gargiulo, Jr.
515 North State Street, Suite 2225
Chicago, Illinois 60654

September 21, 2015

Mr. Secretary

Last year I wrote a letter to the Board regarding a proposal on executive compensation that I had hoped would be addressed at the annual meeting. However, the letter was sent too late for the deadline.

I am writing a similar letter with substantially the same proposal for inclusion in the proxy materials for the 2016 shareholder meeting (see below).

In the year since I wrote the initial letter, the stock has lost 65% of its value. Concurrently, year-to-date unit sales are up 44% and year-to-date revenues and operating income have grown 33%. So management is likely to receive its bonuses even after a year of shareholder suffering and negative cash flow generation. There is clearly a misalignment.

A compensation system that incentivizes principles of good capital allocation will re-align interests between owners and managers, ensure optimal investments in the business and re-instill confidence that management is making wise, capable and thoughtful decisions that will reward shareholders over the long term. I sincerely hope the Board allows shareholders to consider this proposal at its next meeting.

Sincerely

Avram Fisher
CIO, Long Cast Advisers, LLC
(917) 697-4510

CC:
O.B. Parrish, CEO & Chairman
Brian Bares, Institutional Shareholder

***A PROPOSAL TO CHANGE EXECUTIVE COMPENSATION***

*The current executive compensation system is based on unit sales and operating margin targets. It has as its greatest virtue, simplicity. It is not ideal but neither is it inappropriate for a single product company in an industry characterized as a monopoly.*

*However, recent issues have arisen that require exploration of a new executive compensation plan:*

- *The industry is no longer a monopoly.*
- *The company has cancelled its dividend.*
- *The company is seeking to use capital once reserved for shareholders in the form of dividends for internal growth and / or acquisitions.*
- *The company, once a great cash flow generator, is currently a cash flow user.*

*With these changes, especially the cancellation of the dividend and the recent cash "burn", it is obvious that the role of management has expanded from one of maintaining market share to one of capital allocation.*

*I therefore propose that the board terminate the current compensation plan and adopt one based on capital allocation and cash flow. I suggest one of three options: Returns on Incremental Invested Capital (ROIIC) targets, Economic Value Add, or Cash EPS. Any of these would be better choices for a company that diverts capital from its shareholders to fund internal and acquired growth.*

*A compensation structure that rewards wise, capable and thoughtful capital allocation would be the best way to ensure that the owners of the company, who no longer have access to the company's capital via dividends, are getting the greatest value for their shares.*

**"Any shareholder who desires to submit a proposal for inclusion in the proxy materials for the 2016 Annual Meeting of Shareholders in accordance with Rule 14a-8 must submit the proposal in writing c/o Secretary, The Female Health Company, 515 North State Street, Suite 2225, Chicago, Illinois 60654. We must receive a proposal by September 29, 2015 (120 days prior to the anniversary of the mailing date of this Proxy Statement) in order to consider it for inclusion in the proxy materials for the 2016 Annual Meeting of Shareholders."**

Exhibit B

THE FEMALE HEALTH COMPANY



515 North State Street
Suite 2225
Chicago, Illinois 60654

312.595.9123 • FAX: 312-595.9122
www.femalehealth.com

October 8, 2015

DELIVERED BY OVERNIGHT COURIER

Long Cast Advisers, LLC
c/o Avram Fisher
668 Vanderbilt Street
Brooklyn, NY 11218

Dear Mr. Fisher:

Thank you for your proposal regarding The Female Health Company's executive compensation, which you appear to have submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. We received your proposal on September 25, 2015.

We encourage communications from our shareholders on important topics like executive compensation. One method shareholders may use to communicate is the submission of a shareholder proposal under Rule 14a-8. Rule 14a-contains technical and substantive requirements that a shareholder proposal must satisfy to be included in our proxy materials for the next annual meeting of shareholders. We have enclosed a copy of Rule 14a-8 for your reference.

Subsection (b) of Rule 14a-8 requires a proponent, such as yourself, to provide us with proof of ownership of the required amount of shares of our common stock (i.e., at least $2,000 in market value or 1% of the outstanding shares). If you were a registered holder of your shares, we would be able to verify your ownership on our own. However, after a review of our stock records, we have determined that neither your name nor Long Cast Advisers, LLC appears as a shareholder of record; therefore, we assume that you hold your shares indirectly through a bank, broker or other third party. As such, Rule 14a-8 provides that you may demonstrate your ownership to us in one of the following two alternative ways:

1. The first way is to submit to us a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the required amount of shares for at least one year. You must also include your own written statement that you intend to continue to hold the shares through the date of the meeting of shareholders; or

2. The second way applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103), Form 4 (§249.104) and/or Form 5 (§249.105), or amendments to those documents or updated forms, reflecting your ownership of the required number of shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to us: (a) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (b) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (c) your written statement that you intend to continue ownership of the shares through the date of the Company's annual or special meeting.

Please note that subsection (f) of Rule 14a-8 requires that you transmit your response to us, including the above-described proof of ownership documentation, within 14 calendar days of receiving this letter. Your response must be post-marked or transmitted electronically to me at OBAOL@femalehealthcompany.com within such 14 day period. Once you have provided the above described ownership documentation, we will consider your proposal under Rule 14a-8.

Sincerely,

O.B. Parrish
Chairman and Chief Executive Officer

32885865

Enclosure

# ELECTRONIC CODE OF FEDERAL REGULATIONS

## e-CFR data is current as of October 2, 2015

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

**§240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or spacial meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe tha company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligiblity on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign

law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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Exhibit C

Avram Fisher
CIO, Long Cast Advisers, LLC
668 Vanderbilt Street
Brooklyn, NY 11218

OB Parrish
Chairman and CEO
The Female Health Company
515 North State Street, Suite 2225
Chicago, Illinois 60654

October 21, 2015

Dear OB:

I was disappointed by your response to my letter regarding my shareholder proposal for changing executive compensation. I had hoped you would welcome the proposal not put up roadblocks to cause its exclusion.

My goal in recommending an alternative comp structure is simple and threefold

- To find a system that is fair to executives
- To find a system that incentivizes good long term capital allocation not short term goals
- To find a system that aligns the interests of shareholders and management

**The current compensation plan isn't fair.**
As your filings point out, you have no control over the timing of public sector purchasing patterns. Since the public sector remains your largest customer, one order, the timing of which you have no control over, can determine whether or not executives are compensated.

Last year, executives did not receive bonuses. This year, because of the Brazil tender, they likely will (including yourself). The key point is that your current executive compensation system doesn't reward decisions from the FHCO C-suite, but rather decisions made in developing world health departments thousands of miles away.

*Executives should be compensated for the decisions and efforts they make, not someone else's.*

**The system doesn't motivate long term planning or capital allocation.**
Your current plan is based on one year sales and margins over which – as you've long established - executives have limited control. As a result, spending on marketing campaigns or strategies with long term payoffs negatively impacts the compensation for executives, disincentivizing long term planning.

*Executives should not be compensated solely on short term results as your current policy now holds.*

**The system doesn't align interests of shareholders and management.**
Ending the dividend to invest in your business is an equivalent indication that you can allocate capital better than your shareholders can. The system I recommended in my proposal rewards good capital allocation and ensures that the capital you've taken from shareholders is put to the best and highest use, as your shareholders themselves likely would have done with their dividends.

*A plan that promotes good capital allocation would incent better decisions and might improve outcomes.*

I hope you and the board will address the shortcoming of your current executive compensation plan and consider implementing one – perhaps along the lines of the ones I recommended in my earlier letter - that is forward thinking and rewards good long term capital planning.

Above all, I want to see evidence of a management team that makes sound long-term high-return capital decisions while providing safe, low cost and accessible choices in women's reproductive health. I imagine we stand on common ground with respect to that goal.

**A few additional comments.**
As you are aware, I previously recommended in prior communications with you and Ms. King two low cost ideas to help expand your product reach.

1. Explore a partnership with SHE Sustainable Health Enterprises.

   SHE, as you know, has created a program to locally manufacture and distribute affordable menstrual pads in Africa (Saathi does a similar program in India). They have a partnership with J&J and their founder, Elizabeth Scharpf, is an advocate for expanded use of the female condom.

   In fact, in an interview I read online, she is asked: "You're going to a desert island, and you're allowed one food, one drink and one feminist. What do you take?" and she answers: "Cherry pie, champagne and whoever invented the female condom."

   It is easy to imagine a wealth of opportunities available through a partnership with SHE to reach a shared customer base in Africa, your largest market. I previously recommended you reach out to her. In response to my suggestion, both you and Ms. King replied: "She didn't return a phone call". *That is not leadership regarding a potential partnership with an influential advocate of your product.*

2. Expand your creative / brand development.

   I have also suggested that you hire a creative / brand team from one or two "innovator cities" (perhaps offering equity as a form of long term alignment) to test creative programs and get your product on shelves. This suggestion was simply ignored and I see no evidence to support your statements that you have already initiated a successful brand building strategy.

I think we both agree that bending the consumer sales curve will require smart long-term investments in sales, marketing and distribution today, with the benefits in years 2, 3 and beyond. I also think we both agree that getting the right consumer brand strategy is the key to fixing recent cash flow degradation, stagnant shareholder equity, rising competition, and risks associated with a being one-product company.

So please consider changing your incentives to align them towards the long term investments required to bend the sales curve. Doing so will help provide shareholders more faith and trust that decisions from management and the board are made with optimal long-term capital allocation in mind.

Sincerely,

Avram Fisher
CIO, Long Cast Advisers, LLC
(917) 697-4510

CC: William Gargiulo, Jr., Secretary
Donna Felch
David Bethune
Andrew Love
Mary Margaret Frank, Ph.D.
Sharon Meckes
Brian Bares, Institutional Shareholder